19.5 Exhibit 4 (b)

19 Exhibits 19.4 - 19.5

Employment contract between the company and R.H. Wirahadiraksa.

The following contract is the employment contract of Mr R.H. Wirahadiraksa, containing the terms of employment and other arrangements that apply with effect from March 31, 2011 as member of the Board of Management of Royal Philips Electronics (“Koninklijke Philips Electronics N.V.”, hereinafter also referred to as “the Company”).

1. Commencement of employment

You will enter the employment of Royal Philips Electronics as a member of the Board of Management with effect from March 31, 2011 subject to appointment by the General Meeting of Shareholders of the Company.

The Supervisory Board undertakes to submit to the General Meeting of Shareholders to be held on March 31, 2011 a proposal for your appointment as a member of the Board of Management and Chief Financial Officer as of March 31, 2011.

In the event of such appointment the terms and conditions stated in this letter agreement and its annexes replace all terms and conditions laid down in your previous employment agreement and all oral and written understandings reached with you and any company belonging to the Philips Group.

2. Duration of employment

A. The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your membership of the Board of Management shall be entered into for a period of four years commencing on March 31, 2011 and shall terminate, without any notice being required, at the end of the month in which the General Meeting of Shareholders will be held in 2015 (hereinafter referred to as “End Date”).

B. No later than six months before the End Date the parties will discuss a possible extension of the Contract. The parties agree that the Company at least every four years will review whether your position, and subsequent Contract, will be continued. The Contract will ultimately be terminated at the first day of the month following the month in which you have reached the age of 62.5.

C. Both parties shall have the right to terminate this agreement before the End Date or before any later Contract expiration against the end of a calendar month. In this respect, you will adhere to a written notice period of three months and the Company will give no less than six months prior written notice.

D. If the Contract is terminated at the request of the Company or by mutual agreement before the End Date, or before any other expiration date if the Contract has been renewed, other than for a compelling reason (‘dringende reden’), within the meaning of Dutch labor law, we agree with you already now that in that case you shall be entitled to an once-only payment by way of compensation in the amount of one time your annual salary as mentioned in paragraph 3. You shall not be entitled to such payment if the Contract is terminated immediately following a period in which the Company made industrial disability payments to you under paragraph 14.

E. In case of termination of the Contract you will resign ultimately per the effective date of the termination of the Contract as member of the Board of Management.

3. Salary

Your annual salary as of April 1, 2011 amounts to EUR 600,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments.

Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company on the proposal of the Remuneration Committee of the Supervisory Board (hereinafter also referred to as “the Remuneration Committee”).

19 Exhibits 19.5 - 19.5

You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.

4. Application of 30%-rule

The so-called “30%-ruling” based on art. 15a 1k of the Dutch Wage Tax Law remains applicable to you. The 30%-ruling allows the Company to pay to you approximately 30% of practically all remuneration in the form of a tax-free compensation for so-called “extra territorial costs”. Consequently, your legal and taxable wage is reduced by the same percentage. So your total remuneration is for approximately 30% paid as tax-free cost compensation and for approximately 70% as taxable wage.

The termination or amendment of the 30%-ruling will not result in any financial obligation on the part of the Company. For an explanation, we refer you to the CD-rom.

5. Annual Incentive

In addition to the salary referred to under paragraph 3, you shall be eligible each year for an annual incentive. This incentive shall be determined annually by the Supervisory Board on the advice of the Remuneration Committee.

The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually. You shall be notified in writing of these annual incentive targets.

The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 60% of your annual salaryas mentioned under paragraph 3. It can become 120% of your annual salary if the stretched targets are realized (=200% score).

6. Long Term Incentive Plan

The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted share rights, stock options and/or other equity related incentives to members of the Board of Management on a year-to-year basis. The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.

As a member of the Board of Management you are in principle eligible to participate in such plan. In April 2011 you will be eligible for a grant of restricted share rights and stock options according to the level applicable to a member of the Board of Management.

For the period you will be a member of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the Supervisory Board for members of the Board of Management.

The Long Term Incentive Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted share rights shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter. The same applies for restricted share rights granted before the starting date of this Contract. In line with the Philips Share Ownership Guidelines on the attached CD-rom, you are required to hold at least 24,000 shares.

7. Claw-back

If any of the Company’s financial statements are (required to be) restated, resulting from errors, omission, or fraud, the Supervisory Board may (in its sole discretion, but acting in good faith), direct that the Company recover all or a portion of any Annual Incentive made to you with respect to any fiscal year of the Company the financial results of which are negatively affected by such statement. This right also applies in other cases of any Annual Incentive having been made to you on the basis of incorrect financial or other data.

If equity-related incentive has been awarded to you on the basis of incorrect financial or other data, the Supervisory Board may, in its sole discretion but acting in good faith, resolve to recoup some or all of such incentive compensation in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of the Company in any related proceeding or investigation), granted to you, if and to the extent that:

19 Exhibits 19.5 - 19.5

•

the size of the equity-related incentive was calculated based upon the achievement of certain financial or other data that were subsequently reduced or changed due to a correction thereof resulting from errors, omissions, fraud or otherwise, and

•	the size of such incentive that would have granted to you, had the financial or other data been properly reported would have been lower than the size actually granted.

8. Pension Rights

You are entitled to a pension in conformity with the conditions contained in the Philips Executives Pension Plan of “Stichting Philips Pensioenfonds”. The pension plan is a combination of average pay (annual accrual percentage: currently 1.25%) and defined contribution (employer contribution: currently 20%). The target retirement age under this plan is 62.5. No employee contribution is required.

The pension base is your annual gross salary, as mentioned in paragraph 3 hereof, minus the offset (so-called “franchise”).

For further information about the actual scheme, you are referred to the attached CD-rom. When this scheme will be changed in future, the new version is also applicable to you.

9. Company Car

You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price at the moment of ordering of the lease car. In case the monthly lease price exceeds the standard lease price, a personal contribution for the private use of the car has to be paid.

10. Allowances

•	For business entertainment expenses:

With respect to your position within the Company you may be eligible for a fixed allowance for business entertainment expenses. Currently the tax-free allowance in your case is EUR 23,920 per annum. This sum is meant to enable you amongst others to cover the expenses you incur in entertaining business guests on behalf of the Company.

•	For the use of a home for representative purposes:

Members of the Board of Management may be eligible for a fixed allowance of Euro 6,800 tax-free to cover use of their own home for representative purposes.

The above-mentioned allowances will be paid at the end of each quarter.

Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.

11. Other arrangements

•	Purchase of an apartment/house in the Amsterdam area

The Company will put at your disposal an apartment in the Amsterdam area free of rent for the first 6 months of your employment up to a maximum of EUR 24,000. After that period the Company will compensate you the rent costs (with a maximum of EUR 2,500 per month net) for another 6 months. In case you purchase an apartment or house in the Amsterdam area within 24 months after your date of employment with Royal Philips Electronics, the Company will pay you a once-only amount of ten percent of the purchase price with a maximum of EUR 200,000 (net) minus the (maximum net) compensation of EUR 2,500 paid for every month after the first 6 months. The Company shall not reimburse any loss made on the (future) sale of your apartment or house in the Netherlands.

The costs of gas, water, electricity, heating, telephone and local property taxes of your apartment/house in the Netherlands are for your own account.

19 Exhibits 19.5 - 19.5

•	Once-only relocation allowance

You shall receive a once-only relocation allowance of EUR 50,000 net, towards the cost of installation. Due to tax regulations this allowance can only be paid out when you actually have moved to a non-furnished apartment or house in the Amsterdam region. The once-only relocation allowance will be based on the fiscal amount.

12. Senior Executive Ambassador Program

You are invited to participate in the Senior Executive Ambassador Program to use Philips products that will be made available to you at your home.

13. Insurances

•	Accident insurance

You will be covered by a 24-hours accident insurance policy. The maximum sum insured is three times your gross annual salary as mentioned under paragraph 3. We refer you to the chapter benefits on the attached CD-rom.

•	Directors and Officers Liability Insurance

You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”. As of the date hereof, under the terms of the policy, “wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of their being an “Officer”.

14. Industrial disability

The present Company policy for Executives and members of the Board of Management with regard to industrial disability is that for a maximum period of three years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary, as stated in paragraph 3, at the start of the total disability and the aggregate amount of any statutory allowance distributed because of your total disablement together with possible allowances distributed for the same reason by “Stichting Philips Pensioenfonds” as referred to in paragraph 8 hereof , will - subject to your compliance with the Company’s directives - be paid by the Company.

The Company shall not be bound by the aforesaid obligation if you have a claim against third parties in respect of your disablement. Upon surrender to the Company of such claim - in so far as it relates to loss of salary - an amount equal to the aforesaid balance shall - but for no longer than the period stated in the foregoing paragraph - be paid by the Company in advance.

However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favorable than the present policy.

15. Holidays

The holiday entitlement for members of the Board of Management is 25 working days per calendar year.

16. General Terms of Employment of Philips

The chapter contractual rules of conduct on the attached CD-rom contains the General Terms of Employment of the Philips Group, which also apply to you.

As evidence of your approval of the contents of the General Terms of Employment, a hard copy of these terms will be signed by you.

17. Philips rules about corporate governance and corporate citizenship

Underpinning Philips’ commitment to responsible corporate citizenship, integrity and transparency, the following terms and principles have been set.

•	General Business Principles and General Business Principles Directives

•	Financial Code of Ethics

19 Exhibits 19.5 - 19.5

•	Purchasing Code of Ethics

•	Rules of Conduct with respect to Inside Information

•	Rules governing Internal and External directorships.

They apply equally to corporate actions and to the behavior of members of the Board of Management in conducting Philips’ business. By signing the contract, you declare to act according to the rules mentioned above. The Company may alter the rules unilaterally. For more information on the terms and principles, we refer you to the current Philips rules as mentioned above on the enclosed CD-rom. Any changes will be available on the corporate website.

The Compliance Officer with respect to Inside Information will contact you, as you are designated as “Qualified Insider”.

18. Personnel Registration

Your data will be recorded in one or more personnel registration systems.

19. Applicable law

All terms of the employment and this Contract are governed by the laws of the Netherlands.

Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to members of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.

If you agree with these proposals, you are requested to sign and initial both the enclosed copy of this contract and the General Terms of Employment and return them to the Secretary of the Remuneration Committee, Royal Philips Electronics, P.O. Box 77900, 1070 MX Amsterdam, the Netherlands.

Needless to say, you may contact the Secretary of the Remuneration Committee if you require further information about these arrangements.

Looking forward to receiving your reply, I remain

With kind regards,

J-M. Hessels Chairman of the Supervisory Board

Agreed and signed:

R. Wirahadiraksa

Annexes:

- CD-rom

- General Terms of Employment of Philips